Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DICE CREAM ROBOTICS, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF SEPTEMBER, A.D. 2023, AT 9:30 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7656333 8100
SR# 20233409724

Authentication: 204092134
Date: 09-05-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:30 PM 09/01/2023
FILED 09:30 PM 09/01/2023
SR 20233409724 - File Number 7656333

CERTIFICATE OF INCORPORATION
OF
DICE CREAM ROBOTICS, INC.

ARTICLE I

The name of the corporation is Dice Cream Robotics, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle 19808. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").

ARTICLE IV

The Incorporator of the Corporation is Upjeet Cheema. The address of the Incorporator is:

c/o Perkins Coie LLP
1888 Century Park East
Suite 1700
Los Angeles, California 90067-1721

ARTICLE V

The total number of shares of stock that the Corporation shall have authority to issue is Twenty Million (20,000,000), consisting of Ten Million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share (the "Class A Common Stock"), and Ten Million (10,000,000) shares of Class B Common Stock, $0.00001 par value per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California General Corporation Law.

ARTICLE VI

The rights, powers, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

1. Dividends. The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a *pari passu* basis, when and as declared by the

Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; *provided, however*, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

2.   Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

3.   Voting. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except as may be required by applicable law, the holders of the Class B Common Stock are not entitled to vote on any matter for each share of Class B Common Stock held. There shall be no cumulative voting.

The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but (i) the number of authorized shares of Class A Common Stock may not be decreased below: (a) the number of shares thereof then outstanding plus (b) the number of shares of Class A Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock; (ii) the number of authorized shares of Class B Common Stock may not be decreased below: (a) the number of shares thereof then outstanding plus (b) the number of shares of Class B Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock together with any other class of capital stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

4.   Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

5.   Mergers, Consolidation or Other Combination Transactions. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a

majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this Certificate of Incorporation as provided under Subsection 3 of this Article VI.

6. Equal Status. Except as expressly provided in this Article VI, Class A Common Stock and Class B Common Stock shall have the same rights, powers and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE VII

To the fullest extent permitted by the DGCL, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors or officers for breach of fiduciary duty, then a director or officer of the Corporation will not be liable for any such breach to the fullest extent permitted by the DGCL.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under the DGCL to limit the personal liability of its directors or officers for breach of fiduciary duty, and to the extent that a court should uphold the application of California law in lieu of the DGCL to the issue of director or officer liability, then for purposes of California law the personal liability of a director or officer to the Corporation or its stockholders for monetary damages will be limited to the fullest extent permitted by California law.

Any repeal or modification of any of the foregoing provisions of this Article VII, by amendment of this Article VII or by operation of law, will not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification. Solely for purposes of this Article VII, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL.

ARTICLE VIII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of any of the foregoing provisions of this Article VIII will not (a) adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of such amendment, repeal or modification, or (b) increase the liability of any such director, officer, employee, agent or other person with respect to any acts or omissions thereof occurring prior to, such amendment, repeal or modification.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under the DGCL to provide indemnification of (and advancement of expenses to) certain persons and to the extent that a court should uphold the application of California law in lieu of the DGCL to the issue of indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which California law permits the Corporation to provide indemnification and advancement of expenses), then for the purposes of California law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) any such director, officer, employee or other agent or other person, through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permitted by California law.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (the "Bylaws") without any action on the part of the stockholders.

ARTICLE X

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE XI

Preemptive rights do not exist with respect to shares of capital stock or securities convertible into the capital stock of the Corporation, whether now or hereafter authorized; *provided, however, that* the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

ARTICLE XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XII are held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

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The undersigned hereby further declares and certifies that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed as of September 1, 2023.

By:/s/Upjeet Cheema

Name: Upjeet Cheema
Title: Sole Incorporator